UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 5, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q2 and Half Year Results – Good progress across the Group”, dated August 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 5, 2010	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Smith & Nephew Q2 and Half Year Results – Good progress across the Group

5 August 2010

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter ended 3 July 2010.

	3 months* to			6 months** to
	27 June	3 July	Underlying	27 June	3 July	Underlying
	2009	2010	change	2009	2010	change
	$m	$m	%	$m	$m	%
Revenue[1]	926	959	4	1,791	1,954	6
Trading profit[2]	212	226	7	395	476	17
Operating profit[2]	189	207		348	447
Trading margin (%)	22.9	23.5	60bps	22.0	24.4	240bps
EPSA (cents)[3]	15.4	17.1	11	28.5	36.0	26
EPS (cents)	13.4	15.4		24.5	33.4
Business Unit revenue[1]
Orthopaedics	531	535	1	1,039	1,101	4
Endoscopy	187	206	9	366	422	12
Advanced Wound Management	208	218	5	386	431	8

*	Q2 2010 comprises 64 trading days (2009: 63 trading days).

**	H1 2010 comprises 128 trading days (2009: 124 trading days)

Q2 Commentary

•	Reported revenue was $959 million, underlying growth of 4%

•	Reported trading profit was $226 million, up 7% underlying

•	Trading margin improved 60 basis points to 23.5%

•	EPSA increased 11% to 17.1¢

•	Orthopaedics: clear signs of progress in our US trauma and European businesses and a strong emerging market performance, offset by a challenging US reconstruction market

•	Endoscopy again achieved double digit growth in our Europe and rest of the world regions

•	Advanced Wound Management continued delivering above market growth

•	Trading profit to cash conversion ratio of 89% (2009 - 64%)

•	Interim dividend increased by 10% to 6.0¢

Commenting on the second quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“We made good progress across the Group with an increase in Group revenues of 4%, trading profit increase of 7% and EPSA growth of 11%. Our Endoscopy and Advanced Wound Management businesses continue to show strong underlying growth. Within Orthopaedics, our US trauma and European orthopaedic businesses are showing clear signs of progress.

Our customers are facing short-term budgetary pressures and challenges and our strategy is to be ‘part of the solution’ to these issues by providing products which deliver clinical benefits to patients and cost benefits to healthcare providers. The long-term industry growth drivers – including demographics, emerging markets and patients’ desire to return to an active life – remain intact.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 9am GMT/4am EST today, 5 August. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q210. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7136 6283 in the UK or +1 (888) 935 4577 in the US. Analysts should contact Elona Hoxha on +44 (0) 20 7960 2257 or by email at elona.hoxha@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation and impairment of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 3 July 2010 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Liz Hewitt	+44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Second Quarter Results

Smith & Nephew has made good progress across the Group this quarter. We delivered strong results in Endoscopy and Advanced Wound Management and our actions are addressing the market and operational challenges in Orthopaedics.

We generated revenues of $959 million, compared to $926 million in 2009. This represents an underlying growth of 4% on the same period last year. Currency had no net impact, despite the volatile currency movements this quarter. In addition, there was one additional trading day than in the comparative period in 2009, which added an estimated 1% to the Group’s growth rate.

Trading profit in the quarter was $226 million, representing underlying growth of 7%. The Group trading margin increased by 60 basis points to 23.5%, in part due to another substantial margin improvement in our Advanced Wound Management business.

The net interest charge was $3 million.

The tax charge was at the estimated effective rate for the full year of 31.4% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $152 million is before these items and taxation thereon.

Adjusted earnings per share increased by 11% to 17.1¢ (85.5¢ per American Depositary Share, “ADS”). Basic earnings per share was 15.4¢ (77.0¢ per ADS) compared with 13.4¢ (67.0¢ per ADS) in 2009.

Trading cash flow (defined as cash generated from operations less capital expenditure but before acquisition related costs and restructuring and rationalisation costs) was $202 million in the quarter reflecting a trading profit to cash conversion ratio of 89%, compared with 64% a year ago. This continued improvement partly reflects our focus on tighter inventory management.

Net debt decreased in the quarter to $720 million.

A first interim dividend of 6.0¢ per share (30.0¢ per ADS) will be paid on 2 November 2010 to shareholders on the register at the close of business on 15 October 2010. This represents a 10% increase on the 2009 first interim dividend.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 1% in the quarter to $535 million. Geographically, Orthopaedics revenue fell 1% in the US, grew 1% in Europe and grew 5% in the rest of the world. In the rest of the world our strong emerging markets’ performance was tempered by the bi-annual reimbursement reductions in Japan.

We are assuming that healthcare budgets globally will remain challenging for the foreseeable future. During the quarter, like-for-like pricing pressure increased slightly to around 2%. This was partially offset by mix benefits, which remain available for new products which provide genuine clinical benefit for patients and cost benefit for healthcare providers.

Orthopaedic Reconstruction revenues grew by 2%. We estimate that the global market grew in the second quarter at 4%, which was slower than the rates of 6-7% seen in late 2009 and early 2010. In the US, revenue was unchanged and in Europe revenue growth was 3%. We saw further signs that our actions have improved the performance of this business to around the market growth rate in Europe. We continue to see good growth from emerging markets.

Our global hip franchise growth was flat, reflecting weaker sales from our BIRMINGHAM HIPà Resurfacing System (BHRà). BHR has outstanding survivorship and metallurgy data and we believe that our active programme of support for this product, both with surgeons and patients, will be effective. Our other hip products continue to grow at above the market rate in aggregate.

Global knees grew by 3%, with the LEGIONà Knee System continuing to deliver strong growth, with volumes supported by some substitution from higher specification products. We are confident that the increasing acceptance of VISIONAIREà Patient Matched Instrumentation sets, and the 30-year wear claim for our VERILASTà bearing technology for knee replacement, will drive future growth.

Orthopaedic Trauma revenues grew by 2% to $106 million compared to an estimated worldwide market growth of 7%. We believe that the actions we have taken to enhance our US trauma sales force are now showing clear signs of improving our performance. Our new TRIGENà SURESHOTà Distal Targeting System for screw placement is being evaluated at numerous trauma centres worldwide and is receiving positive feedback.

Clinical Therapies revenues were $57 million, compared to $61 million in the comparable period, with a resilient performance from our product franchises. The sale and termination of our pain management and spine businesses, announced last quarter, decreased overall Orthopaedics revenue growth by approximately 1%.

Orthopaedics improved its trading profit margin by 20 basis points to 24.6%.

Endoscopy

Endoscopy revenues grew 9% to $206 million.

Geographically, the broad trends seen in the first quarter of 2010 continued: US revenue grew by 2%, Europe grew by 10% and the rest of the world grew by 22%, with a very strong performance in Japan and the emerging markets.

By business segment, Arthroscopy (sports medicine) grew by 11%, driven by another strong performance in our repair and resection franchises, which benefited from recent product launches. Visualisation reported revenues were similar to the comparable period.

New products launched this quarter included expansion of the TWINFIXà Ultra Suture Anchor range for shoulder repair and in knee repair we launched BIOSUREà SYNC Tibial Fixation Device, a specialised device to secure soft tissue grafts to the tibia during ACL reconstruction.

The trading profit margin for Endoscopy was 22.9%, a modest increase on the prior year as we continue to invest in our sales teams and accelerate new product development.

Advanced Wound Management

Advanced Wound Management grew revenues by 5% to $218 million, outperforming the estimated global market rate of 4%. The business has achieved at or above the market growth rates for the last nine quarters.

We grew revenues in all geographic regions. European revenues grew by 4%, despite lower sales in Germany, one of our largest markets, which were reduced due to the timing of price increases, as previously highlighted. US revenues grew by 7% and the rest of the world by 7%.

Our Infection Management product range revenues grew by 7% and Exudate Management revenues were consistent with the comparable period. Both segments were negatively impacted by the timing of the German price increases.

Negative Pressure Wound Therapy (“NPWT”) continues to progress well and we are very confident about the future of this therapy area. Patent litigation continues in several jurisdictions.

Advanced Wound Management reported a trading margin improvement of 230 basis points to 21.4%, reflecting the ongoing efficiency programmes, while absorbing higher than planned NPWT related legal expenses.

Half Year Results

For the half year, reported revenues were $1,954 million, with underlying growth at 6% compared to the same period last year.

Reported trading profit for the year to date was up 17% on an underlying basis to $476 million, with trading margin improving by 240 basis points to 24.4%. The settlement with the vendors of BlueSky Medical Group Inc, which occurred in the first quarter of 2010, increased the half year Group trading profit margin by approximately 130 basis points.

The net interest charge was $7 million. The tax charge of $140 million reflects the estimated effective rate for the year of 31.4%. Adjusted attributable profit was $319 million and attributable profit was $296 million.

EPSA rose by 26% to 36.0¢ (180.0¢ per ADS). Reported basic earnings per share was 33.4¢ (167.0¢ per ADS).

Trading cash flow was $390 million compared with $263 million a year ago. This is a trading profit to cash conversion ratio of 82% compared with 67% a year ago.

Outlook

We continue to make good progress across the Group and the long-term industry growth drivers - including demographics, emerging markets and patients’ desire to return to an active life - remain intact.

In the second half, we expect our Orthopaedic Reconstruction and Trauma businesses to benefit progressively from recent new product introductions and strong clinical data. We are making the necessary investments to drive these initiatives and continue to focus on improving our operational performance.

In Endoscopy we expect to grow ahead of the market in arthroscopy.

We believe that Advanced Wound Management will continue to grow at above the market rate, driven by our investment in the high growth segments of NPWT, Exudate Management and Infection Management.

In the second half of the year we have four less trading days, all of which fall in the final quarter.

The current market environment offers many challenges and opportunities for our businesses. We are meeting these with our strategic priorities of focusing on our customers and investing for growth by driving efficiencies in our operations.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Sports Medicine; and Advanced Wound Management.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company’s products are sold in over 90 countries worldwide. Annual sales in 2009 were nearly $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the 3 months and 6 months to 3 July 2010

3 Months 2009	3 Months 2010		Notes	6 Months 2010	6 Months 2009
$m	$m			$m	$m
926	959	Revenue	3	1,954	1,791
(251)	(245)	Cost of goods sold		(501)	(483)

675	714	Gross profit		1,453	1,308
(451)	(468)	Selling, general and administrative expenses		(932)	(892)
(35)	(39)	Research and development expenses		(74)	(68)

189	207	Operating profit	4	447	348
1	—	Interest receivable		1	1
(12)	(3)	Interest payable		(8)	(22)
(3)	(2)	Other finance costs		(4)	(6)
1	—	Share of results of associates		—	1

176	202	Profit before taxation		436	322
(58)	(65)	Taxation	8	(140)	(106)

118	137	Attributable profit (A)		296	216

		Earnings per share (A)	2
13.4 ¢	15.4 ¢	Basic		33.4 ¢	24.5 ¢
13.3 ¢	15.4 ¢	Diluted		33.2 ¢	24.4 ¢
Unaudited Group Statement of Comprehensive Income for the 3 months and 6 months to 3 July 2010
3 Months 2009	3 Months 2010			6 Months 2010	6 Months 2009
$m	$m			$m	$m
118	137	Attributable profit		296	216
		Other comprehensive income:
71	(30)	Translation adjustments		(71)	31
(4)	10	Net gains/(losses) on cash flow hedges		16	(10)
(42)	(55)	Actuarial losses on defined benefit pension plans		(71)	(2)
20	18	Taxation on items taken directly to equity		20	5

45	(57)	Other comprehensive (expense)/income for the period, net of tax		(106)	24

163	80	Total comprehensive income for the period (A)		190	240

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 3 July 2010

31 Dec 2009		3 July 2010	27 June 2009
$m		$m	$m
	ASSETS
	Non-current assets
753	Property, plant and equipment	749	737
1,093	Goodwill	1,045	1,083
412	Intangible assets	392	387
7	Other financial assets	26	7
13	Investment in associates	12	13
202	Deferred tax assets	209	199

2,480		2,433	2,426

	Current assets
933	Inventories	906	971
946	Trade and other receivables	884	964
192	Cash and bank	360	156

2,071		2,150	2,091
14	Assets held for sale	—	—

4,565	TOTAL ASSETS	4,583	4,517

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
190	Share capital	190	190
382	Share premium	390	376
(794)	Treasury shares	(786)	(815)
63	Other reserves	8	22
2,338	Retained earnings	2,508	2,106

2,179	Total equity	2,310	1,879

	Non-current liabilities
1,090	Long-term borrowings	1,045	1,267
322	Retirement benefit obligations	377	375
27	Other payables due after one year	2	37
53	Provisions due after one year	44	49
31	Deferred tax liabilities	22	31

1,523		1,490	1,759

	Current liabilities
45	Bank overdrafts and loans due within one year	37	92
596	Trade and other payables due within one year	496	546
55	Provisions due within one year	72	57
167	Current tax payable	178	184

863		783	879

2,386	Total liabilities	2,273	2,638

4,565	TOTAL EQUITY AND LIABILITIES	4,583	4,517

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months and 6 months to 3 July 2010

3 Months 2009	3 Months 2010		6 Months 2010	6 Months 2009
$m	$m		$m	$m
		Net cash inflow from operating activities
176	202	Profit before taxation	436	322
11	3	Net interest payable	7	21
70	63	Depreciation, amortisation and impairment	131	134
6	6	Share based payment expense	11	10
(1)	—	Share of results of associates	—	(1)
(56)	(19)	Movement in working capital and provisions	(74)	(122)

206	255	Cash generated from operations (B)	511	364
(12)	(3)	Net interest paid	(9)	(22)
(94)	(74)	Income taxes paid	(119)	(147)

100	178	Net cash inflow from operating activities	383	195

		Cash flows from investing activities
—	—	Cash received from Plus settlement	—	137
(89)	(59)	Capital expenditure	(133)	(131)

(89)	(59)	Net cash (used in)/obtained from investing activities	(133)	6

11	119	Cash flow before financing activities	250	201

		Cash flows from financing activities
2	2	Proceeds from issue of ordinary share capital	8	2
—	3	Proceeds from own shares	5	—
—	(5)	Purchase of own shares	(5)	—
(72)	(79)	Equity dividends paid	(79)	(72)
44	54	Cash movements in borrowings	7	(121)
—	(2)	Settlement of currency swaps	(3)	(2)

(26)	(27)	Net cash used in financing activities	(67)	(193)

(15)	92	Net increase/(decrease) in cash and cash equivalents	183	8
141	261	Cash and cash equivalents at beginning of period	174	122
7	(6)	Exchange adjustments	(10)	3

133	347	Cash and cash equivalents at end of period (C)	347	133

B	Including cash outflows in the six month period to 3 July 2010 of $10 million (2009 – $15 million) relating to restructuring and rationalisation costs and $nil million (2009 – $13 million) relating to acquisition costs.

Including cash outflows in the three month period to 3 July 2010 of $5 million (2009 – $11 million) relating to restructuring and rationalisation costs and $nil million (2009 – $6 million) relating to acquisition costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $13 million (27 June 2009 – $23 million, 31 December 2009 – $18 million).

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the 6 months to 3 July 2010

	Share capital	Share premium	Treasury Shares*	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	(55)	245	190
Equity dividends paid	—	—	—	—	(79)	(79)
Purchase of own shares	—	—	(5)	—	—	(5)
Share based payment recognised	—	—	—	—	11	11
Deferred tax on share based payment	—	—	—	—	1	1
Cost of shares transferred to beneficiaries	—	—	13	—	(8)	5
Issue of ordinary share capital	—	8	—	—	—	8

At 3 July 2010	190	390	(786)	8	2,508	2,310

	Share capital	Share premium	Treasury Shares*	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income (A)	—	—	—	21	219	240
Equity dividends paid	—	—	—	—	(72)	(72)
Share based payment recognised	—	—	—	—	10	10
Cost of shares transferred to beneficiaries	—	—	8	—	(7)	1
Issue of ordinary share capital	—	1	—	—	—	1

At 27 June 2009	190	376	(815)	22	2,106	1,879

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

NOTES

1.	These half-yearly financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2009. From 2010, the Group has adopted IFRS 3 Revised Business Combinations and IAS 27 Consolidated and Separate Financial Statements. These statements are being applied prospectively and have no impact on the current presentation or disclosure of information, and therefore no comparative amounts require restatement. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2009, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 887 million (2009 – 883 million). The diluted weighted average number of ordinary shares in issue is 891 million (2009 – 885 million).

3 Months 2009		3 Months 2010			Notes	6 Months 2010		6 Months 2009
$m		$m				$m		$m
118		137		Attributable profit		296		216
				Adjustments:
14		10		Restructuring and rationalisation costs	6	12		24
1		—		Acquisition related costs	7	—		7
8		9		Amortisation of acquisition intangibles		17		16
(5)		(4)		Taxation on excluded items		(6)		(11)

136		152		Adjusted attributable profit		319		252

15.4	¢	17.1	¢	Adjusted earnings per share		36.0	¢	28.5	¢
15.4	¢	17.1	¢	Adjusted diluted earnings per share		35.8	¢	28.5	¢

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

3.	Revenue by segment for the three months and six months to 3 July 2010 was as follows:

3 Months 2009	3 Months 2010		6 Months 2010	6 Months 2009	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	6 Months
		Revenue by business segment
531	535	Orthopaedics	1,101	1,039	1	4
187	206	Endoscopy	422	366	9	12
208	218	Advanced Wound Management	431	386	5	8

926	959		1,954	1,791	4	6

		Revenue by geographic market
412	414	United States	835	803	1	4
322	315	Europe (D)	672	622	4	7
192	230	Africa, Asia, Australasia & Other America	447	366	9	9

926	959		1,954	1,791	4	6

D	Includes United Kingdom six months revenue of $139 million (2009 – $128 million) and three months revenue of $67 million (2009 – $69 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
6 Months
Orthopaedics	6	(2)	4
Endoscopy	15	(3)	12
Advanced Wound Management	12	(4)	8

	9	(3)	6

3 Months
Orthopaedics	1	—	1
Endoscopy	10	(1)	9
Advanced Wound Management	5	—	5

	4	—	4

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2009	3 Months 2010		Notes	6 Months 2010	6 Months 2009
$m	$m			$m	$m
189	207	Operating profit		447	348
14	10	Restructuring and rationalisation costs	6	12	24
1	—	Acquisition related costs	7	—	7
8	9	Amortisation of acquisition intangibles		17	16

212	226	Trading profit		476	395

Trading and operating profit by segment for the three months and six months to 3 July 2010 were as follows:
		Trading Profit by business segment
129	132	Orthopaedics		276	248
43	48	Endoscopy		93	81
40	46	Advanced Wound Management		107	66

212	226			476	395

		Operating Profit by business segment
111	121	Orthopaedics		258	214
41	45	Endoscopy		90	76
37	41	Advanced Wound Management		99	58

189	207			447	348

5.	Total Assets by business segment as at 3 July 2010 were as follows:

31 Dec 2009		3 July 2010	27 June 2009
$m		$m	$m
2,656	Orthopaedics	2,578	2,709
705	Endoscopy	726	685
810	Advanced Wound Management	710	768

4,171	Operating assets by business segment	4,014	4,162
394	Unallocated corporate assets (E)	569	355

4,565	Total assets	4,583	4,517

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $12 million (2009 – $24 million) were incurred in the six month period to 3 July 2010. The charge in the three month period to 3 July 2010 was $10 million (2009 – $14 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

7.	During the three and six month period ended 3 July 2010, no acquisition costs were incurred. In 2009, $1 million and $7 million of costs were incurred in the three and six month period respectively to 27 June 2009 in relation to the integration of the Plus business.

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

8.	Taxation of $146 million (2009 – $117 million) for the six months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is at the full year effective rate. In 2010, a taxation benefit of $6 million (2009 – $11 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Of the $140 million (2009 – $106 million) taxation charge for the six months, $109 million (2009 – $85 million) relates to overseas taxation. In 2010, the substantively enacted UK tax rate for periods starting on or after 1 April 2011 was reduced from 28% to 27%. The deferred tax impact of this change results in a credit to the effective tax rate for the year ended 31 December 2010.

9.	The 2009 second interim dividend of $79 million was paid on 12 May 2010. The first interim dividend for 2010 of 6.00 US cents per ordinary share was declared by the Board on 4 August 2010. This is payable on 2 November 2010 to shareholders whose names appear on the register at the close of business on 15 October 2010. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 15 October 2010. Shareholders may participate in the dividend re-investment plan.

A dividend fee of up to 2.0 US cents per ADS per dividend payment was implemented to offset some of the costs associated with administering the ADS facility and other expenses associated with a US listing. A fee of 2.0 US cents was deducted from the 2009 second interim dividend payment in May 2010 and it is expected that a fee of 1.0 US cent will be deducted from the 2010 first interim dividend payment as and when declared and paid.

10.	The principal risks and uncertainties related to Smith & Nephew’s business are as follows: currency fluctuations; dependence on government and other funding; world economic conditions; stock market valuations; political uncertainties; highly competitive markets; product liability claims and loss of reputation; regulatory compliance in the healthcare industry; regulatory approvals and controls; proprietary rights and patents; continual development and introduction of new products; manufacturing and supply; attracting and retaining key personnel; failure to make successful acquisitions; and other risk factors. These are unchanged from those set out in the 2009 Annual Report on pages 20 to 23.

11.

During the quarter, a subpoena was received from the US Department of Justice requiring production of documents relating to the distribution of samples of SUPARTZà. We are not in a position at this time to assess whether this will result in any liability to the Group.

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

12.	Net debt as at 3 July 2010 comprises:

	3 July 2010	27 June 2009
	$m	$m
Cash and bank	360	156
Long-term borrowings	(1,045)	(1,267)
Bank overdrafts and loans due within one year	(37)	(92)
Net currency swap assets/(liabilities) (F)	2	(2)

	(720)	(1,205)

The movements in the period were as follows:
Opening net debt as at 1 January	(943)	(1,332)
Cash flow before financing activities	250	201
Proceeds from issue of ordinary share capital	8	2
Proceeds from own shares	5	—
Purchase of own shares	(5)	—
Equity dividends paid	(79)	(72)
Exchange adjustments	44	(4)

Closing net debt as at 3 July 2010	(720)	(1,205)

F	Net currency swap assets of $2 million (2009 – $2 million net currency swap liabilities) comprise $3 million (2009 – $nil million) of current asset derivatives within trade and other receivables and $1 million (2009 – $2 million) of current liability derivatives within trade and other payables.

Directors’ Responsibilities Statement

The directors confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc that served during the six months to 3 July 2010 are listed in the Smith & Nephew plc 2009 Annual Report. During the six months to 3 July 2010, Ian Barlow and Geneviève Berger were appointed to the board on 5 March 2010 and Warren Knowlton resigned from the board on 6 May 2010.

By order of the Board:
David Illingworth	Chief Executive	4 August 2010
Adrian Hennah	Chief Financial Officer	4 August 2010

SMITH & NEPHEW plc

2010 QUARTER TWO AND HALF YEAR RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and six months ended 3 July 2010 which comprises the Group Income Statement, Condensed Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 12. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and six months ended 3 July 2010 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and six months ended 3 July 2010 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP
London
4 August 2010